News Release

06014217

RECEIVED
2006 JUN -8 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH

SUPPL

Zurich appoints Thomas Huerlimann to CEO Global Corporate in Europe

Zurich Financial Services
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Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
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Zurich, June 1, 2006 – Zurich Financial Services Group (Zurich) announces the appointment of Thomas Huerlimann (43) to Chief Executive Officer, Zurich Global Corporate in Europe effective June 1, 2006.

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

Geoff Riddell, CEO Global Corporate, said, "Europe is a vital marketplace for Global Corporate and I am delighted that someone of Thomas' quality will be our new leader in this important region."

Mr. Huerlimann joined Zurich as Head of Group Reinsurance in 2003 and became Chief Operating Officer for Zurich Global Corporate in 2005. Prior to joining Zurich, he held senior positions at Swiss Re. Mr. Huerlimann holds a degree in Business Administration and Economics from the University of Zurich, and a MBA from IMD in Lausanne, Switzerland.

Zurich Global Corporate in Europe wrote USD 4,079 million in gross written premium in 2005, making it one of the largest providers of insurance products and related risk management services for corporations in Benelux, Finland, France, Germany, Italy, Spain, Sweden, Switzerland the UK.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.